UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________

PART I — REGISTRANT INFORMATION

AMERICAN EDUCATION CENTER, INC.
Full Name of Registrant

Former Name if Applicable

2 Wall St, Fl. 8
Address of Principal Executive Office (Street and Number)

New York, NY 10005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; ☒

and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file the Form 10-Q for the three months ended March 31, 2020 due to technical problems encountered with the EDGAR system when we attempted to file the Form 10-Q. The Registrant anticipates that it will file the Form 10-Q promptly upon the recovery of the EDGAR system, no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Max P. Chen, Interim Chief Executive Officer	+ 1 (212) 825-0437
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes      ☐ No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Education Center, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2020
	By:	/s/ Max P. Chen
	Name:	Max P. Chen
	Title:	President, Sole Director, Chief Executive Officer, Interim Chief Financial Officer, and Secretary

Part IV. (3) Anticipated Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue Total revenues for the three months ended March 31, 2020 were $114,198, representing a decrease of $1,857,056, or 94% from $1,970,747 for the same period in 2019. The decrease was mainly due to the recent outbreak of the COVID-19 pandemic around the globe, which negatively impacted our services to current customers who was getting ready to study or work in the U.S., besides the seasonality factors related to the high school/college admission process.

Gross Profit & Gross Margin Our gross profit for the three months ended March 31, 2020 was $3,861, representing a decrease of $884,489 from $888,350 for the three months ended March 31, 2019. The decrease can be attributed mainly to a decline in service request as the travel restrictions placed due to COVID-19 had led to fewer student customers requesting our services. Our gross margin was approximately 3% for the three months ended March 31, 2020, compared to approximately 45% for the same period in 2019.